QuickLinks -- Click here to rapidly navigate through this document
UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 SCHEDULE 13G UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. )*
Pinnacle Airlines Corp. (Name of Issuer)
Common Stock, par value $0.01 per share (Title of Class of Securities)
723443 10 7 (Cusip Number)
December 31, 2003 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1(b)

        ☐ Rule 13d-1(c)

        ☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    723443 10 7

1.	Names of Reporting Persons: Northwest Airlines Corporation I.R.S. Identification Nos. of above persons (entities only): 41-1905580

2.	Check the Appropriate Box if a Member	(a)	☐
	of a Group (See Instructions)	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power
2,492,060

		6.	Shared Voting Power
0

		7.	Sole Dispositive Power
2,492,060

		8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,492,060

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
11.4%

12.	Type of Reporting Person (See Instructions)
HC

CUSIP No.    723443 10 7

1.	Names of Reporting Persons: Northwest Airlines Holdings Corporation I.R.S. Identification Nos. of above persons (entities only): 95-4205287

2.	Check the Appropriate Box if a Member	(a)	☐
	of a Group (See Instructions)	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power
2,492,060

		6.	Shared Voting Power
0

		7.	Sole Dispositive Power
2,492,060

		8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,492,060

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
11.4%

12.	Type of Reporting Person (See Instructions)
HC

CUSIP No.    723443 10 7

1.	Names of Reporting Persons: NWA Inc. I.R.S. Identification Nos. of above persons (entities only): 41-1482126

2.	Check the Appropriate Box if a Member	(a)	☐
	of a Group (See Instructions)	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power
2,492,060

		6.	Shared Voting Power
0

		7.	Sole Dispositive Power
2,492,060

		8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,492,060

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
11.4%

12.	Type of Reporting Person (See Instructions)
HC

CUSIP No.    723443 10 7

1.	Names of Reporting Persons: Northwest Airlines, Inc. I.R.S. Identification Nos. of above persons (entities only): 41-0449230

2.	Check the Appropriate Box if a Member	(a)	☐
	of a Group (See Instructions)	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power
2,492,060

		6.	Shared Voting Power
0

		7.	Sole Dispositive Power
2,492,060

		8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,492,060

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
11.4%

12.	Type of Reporting Person (See Instructions)
CO

ITEM 1(a). NAME OF ISSUER:

    Pinnacle Airlines Corp.

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

    1689 Nonconnah Blvd., Suite 111, Memphis, Tennessee 38132

ITEM 2(a). NAME OF PERSON FILING:

    Northwest Airlines Corporation
    Northwest Airlines Holdings Corporation
    NWA Inc.
    Northwest Airlines, Inc.

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

    2700 Lone Oak Parkway
    Eagan, Minnesota 55121

ITEM 2(c). CITIZENSHIP:

    Northwest Airlines Corporation—Delaware
    Northwest Airlines Holdings Corporation—Delaware
    NWA Inc.—Delaware
    Northwest Airlines, Inc.—Minnesota

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

    Common Stock, par value $0.01 per share

ITEM 2(e). CUSIP NUMBER:

    723443 10 7

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

  (a)
  [    ] Broker or dealer registered under Section 15 of the Exchange Act.

  (b)
  [    ] Bank as defined in section 3(a)(6) of the Exchange Act.

  (c)
  [    ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

  (d)
  [    ] Investment company registered under Section 8 of the Investment Company Act.

  (e)
  [    ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

  (f)
  [    ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

  (g)
  [    ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

  (h)
  [    ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

  (i)
  [    ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

  (j)
  [    ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

    Not applicable.

ITEM 4. OWNERSHIP.

  (a)
  Amount beneficially owned: See Item 9 of each cover page.

  (b)
  Percent of class: See Item 11 of each cover page.

  (c)
  Number of shares as to which the person has;

  (i)
  Sole power to vote or direct the vote: See Item 5 of each cover page.

  (ii)
  Shared power to vote or to direct the vote: See Item 6 of each cover page.

  (iii)
  Sole power to dispose or to direct the disposition of: See Item 7 of each cover page.

  (iv)
  Shared power to dispose or to direct the disposition of: See Item 8 of each cover page.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

    Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

    Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

    Northwest Airlines, Inc. is a wholly-owned subsidiary of NWA Inc. and is the actual owner of all of the shares of Common Stock reported herein. NWA Inc. is a wholly-owned subsidiary of Northwest Airlines Holdings Corporation and Northwest Airlines Holdings Corporation is a wholly-owned subsidiary of Northwest Airlines Corporation.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

    Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

    Not applicable.

ITEM 10. CERTIFICATIONS.

    Not applicable.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2004

NORTHWEST AIRLINES CORPORATION NORTHWEST AIRLINES HOLDINGS CORPORATION NWA INC. NORTHWEST AIRLINES, INC.
By:	/s/ MICHAEL L. MILLER Name: Michael L. Miller Title: Vice President, Law and Secretary

EXHIBIT A—JOINT FILING AGREEMENT

        The undersigned hereby agree that the Statement on Schedule 13G filed herewith (and any amendments thereto), is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated: February 12, 2004

NORTHWEST AIRLINES CORPORATION NORTHWEST AIRLINES HOLDINGS CORPORATION NWA INC. NORTHWEST AIRLINES, INC.
By:	/s/ Michael L. Miller Name: Michael L. Miller Title: Vice President, Law and Secretary

QuickLinks

SIGNATURE
EXHIBIT A—JOINT FILING AGREEMENT